SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of   MARCH ,  2003 .
                                        --------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   March 10, 2003                  By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
          Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.como e-mail: info@imaexploration.com

               TSX Venture Exchange: IMR - OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                      March 10, 2003


          IMA'S NAVIDAD DISCOVERY - A SILVER-RICH EPITHERMAL/VMS SYSTEM

IMA Exploration Inc. is pleased to report on the geologic setting of its 100% owned Navidad discovery in Patagonia, Argentina. The Company believes that the Navidad system is part of a shallow subaqueous epithermal system that deposited metals at or near the sea floor. Mapping shows that the previously reported bonanza-grade silver structures at the Navidad Hill zone (average of all 43 samples taken to date is 6,537 g/t silver, 3.5% copper, and 16.6% lead) occur within a felsic volcanic flow-dome. They are interpreted to represent "feeder" structures to mineralization that comprises extensive areas of sulphide replacement of unconsolidated volcanic breccias. Navidad is unlike typical volcanogenic massive sulphide systems (VMS) in that no stratiform massive sulphides have been found to date. It is also unique in that it is extremely silver-rich and has virtually no iron sulphide minerals. The closest geological analogs for Navidad are other precious-metal enriched VMS systems with epithermal characteristics such as the Eskay Creek Mine (1.45 Mt @ 57.7 g/t gold and 2,493 g/t silver; 1999) and the Greens Creek Mine (17.5 Mt @ 6.5 g/t gold, 460 g/t silver, 4.0% lead and 12.8% zinc). The discovery is without precedent in the Jurassic stratigraphy of continental Patagonia.

Host rocks to mineralization at Navidad include felsic volcanic flow-domes, breccias with clasts derived from the flow-domes, limestone, and exhalites of chert and carbonate (see attached map). The exhalite locally contains silver values up to 399 g/t silver. Replacement-style mineralization occurs within a heterolithic breccia in varying intensity over an area of 3.8 kilometres long by 250 metres wide. Previously reported sampling of the mineralized breccia averages 158 g/t silver and 8.9% lead. New sampling of portions of the replacement-style mineralization (not included in the above average) near the felsic flow-domes has returned values of up to 4,012 g/t silver, 2.4% copper, and 22.3% lead. This replacement mineralization with much higher silver grades appears to occur adjacent to flow-domes. The dimensions of this new style of high-silver replacement mineralization is currently undetermined, further exploration has the potential to expand the known mineralization considerably.

Recently completed preliminary petrographic work on surface samples indicates the Navidad Hill bonanza-grade structures contain fine-grained argentite-acanthite (Ag2S), galena (PbS), chalcocite (Cu2S), and lesser copper-silver-lead chlorides and oxides. The high silver content of the primary minerals, the complete lack of pyrite or iron oxides, and the presence of oxide copper minerals at surface suggest that strong leaching and supergene enrichment have not occurred. The replacement-style mineralization is comprised almost entirely of silver-bearing galena (PbS); no discrete silver minerals were identified petrographically.

The Navidad discovery was made as a direct result of IMA's ongoing grassroots exploration program in Patagonia. The Company has assembled a highly skilled, highly motivated team of explorationists and is establishing excellent relationships with the communities from which field work is conducted. The perseverance of IMA's management and exploration team has lead to numerous discoveries including, most recently, Navidad.

[OBJECT OMITTED]

Map may be viewed at:   www:imaexploration.com

ON BEHALF OF THE BOARD

/s/ Gerald G. Carlson
---------------------------------------
Dr. Gerald G. Carlson, P.Eng., Chairman


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                   2003 Number 9